UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

+86 10 0651-20297

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 21, 2024 (the “Notification Date”), U-BX Technology Ltd. (the “Company”) received notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares was below $1.00 per share for 31 consecutive business days. The notification does not impact the listing of the Company’s ordinary shares on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until April 21, 2025, to regain compliance with the minimum bid price requirement. During this period, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before April 21, 2025, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with this minimum bid price requirement.

In the event the Company does not regain compliance by April 21, 2025, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. To qualify for the additional 180-day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company.

The Company intends to take all reasonable measures to regain compliance under the Nasdaq Listing Rule 5550(a)(2). However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements or regain compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2).

On the Notification Date, the Company also received a letter (the “Letter”) from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the Letter, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq.

In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days, or until April 21, 2025 (the “Compliance Period”), to regain compliance. The Letter notes that to regain compliance, the Company’s MVLS must close at or above $35 million for a minimum of ten consecutive business days during the Compliance Period. If the Company does not regain compliance by the end of the Compliance Period, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearings panel.

The Company intends to actively monitor the Company’s MVLS between now and April 21, 2025, and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVLS requirement. While the Company is exercising diligent efforts to maintain the listing of its securities on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – U-BX Technology Ltd. Announced Receipt of Notification Letter from Nasdaq, dated October 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: October 25, 2024	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

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